ЮТК ОАО "ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

06019534

ул. Карасунская, 66, г. Краснодар, Россия 350000
телефон (861)253-20-56, факс (861)253-25-30
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru

Расчетный счет ____________________

Кор.счет. ____________________

БИК ____________________

ИНН 2308025192, ОГРН 1022301172112

ОКВЭД 64.20, ОКПО 01151037

от 18.12.2006 № 10.2-2/08-5810

на № ____________ от ____________

SECURITIES AND EXCHANGE
COMMISSION OF THE UNITED STATES
OF AMERICA

082-04721

450 Fifth Street, NW Washington, DC 20549,
United States

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 2 2 2006
WASH, D.C.
213

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notification on the material fact.

Please find 1 page enclosed.

V. A. Statuev,
Deputy Director General
Director for Assets Management and General Matters
"Southern Telecommunications Company" PJSC

PROCESSED
JAN 0 5 2007
THOMSON
FINANCIAL

Notification on the material facts
DATA ON ACCRUED AND (OR) PAID INCOME UNDER THE ISSUER'S SECURITIES

"DATA ON THE TIME OF EXECUTION OF THE ISSUER'S OBLIGATIONS TO THE OWNERS OF SECURITIES"

1. General	
1.1. Full registered name of the Issuer	***Public Joint –Stock Company "Southern Telecommunications Company"***
1.2. Abbreviated registered name of the Issuer	***"UTK" PJSC***
1.3. Place of the Issuer's business	***66, Karasunskaya Street, Krasnodar, 350000***
1.4. Basic state registration number of the Issuer	***1022301172112***
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	***2308025192***
1.6. Unique Issuer's code assigned by the registering authority	***00062-A***
1.7. URL of the Internet page used by the Issuer for information disclosure	***http://www.stcompany.ru***
1.8. Name of the periodical used by the Issuer for publishing information	***Newspaper "Rossiyskaya Gazeta"***

1.9. Code (codes) of the material fact (facts)	***0600062A15122006, 0900062A15122006***

2. Substance

2.1. Type, category, series and other identification characteristics of securities.
ordinary registered non-documentary shares

2.2. State registration number of the securities issue (additional issue) and the date of the state registration.
1-03-00062-A; date of the state registration - 9 September 2003

2.3. Name of the registering authority that effected state registration of the securities issue (additional issue).
Federal Commission for Securities Market of the Russian Federation

2.4. Name of the Issuer's governing body that has taken the decision on payment (declaration) of dividends under the Issuer's share or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.
General Shareholders' Meeting

2.5. The date of taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) the interest rate (coupon income) yielded on the Issuer's Bonds.
27th June 2006

2.6. The date of making up the Minutes of the meeting (session) of the Issuer's authorized body taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.
27th June 2006

2.7. Total amount of dividends accrued under the Issuer's shares of the specified category (type) and the size of dividend accrued per one share of the specified category (type); total amount of interest rate and (or) other yield to be paid under the Issuer's Bonds of the specified issue (series) and interest rate and (or) other yield to be paid under each Issuer's Bond of the specified issue (series).

Total amount of 2005 dividend accrued on the Issuer's ordinary shares, RUR: 30,522,888.66
Size of 2005 dividend accrued on the Issuer's one ordinary share, RUR: 0. 01031

2.8. Form of income payment under the Issuer's securities (money, other property).
Money

2.9. Due date of income payment (interest, par value) under the Issuer's securities (dividend on shares) and in case income under the Issuer's securities is to be paid by the Issuer during the set period of time – expiry date of such period.
15th December 2006

2.10. Total amount of dividends paid under the Issuer's shares of the specified category (type); total amount of interest rate and (or) other yield paid under the Issuer's Bonds of the specified issue (series).
Total amount of 2005 dividend paid on the Issuer's ordinary shares, RUR ths: 26,915

2.11. The Issuer's obligation and its amount in money terms.